Exhibit 12.2

Kimco Realty Corporation and Subsidiaries
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
For the six months ended June 30, 2016
(in thousands, except for ratio)

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees (1)	$262,854

Add:
Interest on indebtedness (excluding capitalized interest)	104,537
Amortization of debt premiums, discounts and capitalized expenses	6,934
Amortization of capitalized interest	2,432
Portion of rents representative of the interest factor	3,690
380,447

Distributed income from equity investees	54,029

Pretax earnings from continuing operations, as adjusted	$434,476

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (excluding capitalized interest)	$104,537
Capitalized interest	3,762
Preferred dividend factor	23,951
Amortization of debt premiums, discounts and capitalized expenses	6,934
Portion of rents representative of the interest factor	3,690

Combined fixed charges and preferred stock dividends	$142,874

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.0

(1) Includes an aggregate gain on liquidation of real estate joint venture interests of $136.0 million.